SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2005

Commission File Number: 333-109343

Paramount Resources Ltd.

(Translation of registrant’s name into English)

888 – 3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

The following exhibits are filed as part of this Form 6-K

Exhibit 1	News release dated February 7, 2005, referred to as:
“PARAMOUNT RESOURCES LTD. COMPLETES EXCHANGE OFFER.”

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7, 2005

PARAMOUNT RESOURCES LTD. (Registrant)
By:	/s/ Charles E. Morin
	Name:	Charles E. Morin
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit No.

1.	News release February 7, 2005, referred to as
“PARAMOUNT RESOURCES LTD. COMPLETES EXCHANGE OFFER.”

PARAMOUNT RESOURCES LTD.
Calgary, Alberta

February 7, 2005

FOR IMMEDIATE RELEASE:     PARAMOUNT RESOURCES LTD. COMPLETES EXCHANGE OFFER

Paramount Resources Ltd. (TSX-POU) (“Paramount”) announces that it has successfully completed its exchange offer and consent solicitation for its 7⅞% Senior Notes due 2010 (the “2010 Notes”) and 8⅞% Senior Notes due 2014 (the “2014 Notes”).

US$132,343,000 aggregate principal amount of 2010 Notes and US$81,250,000 aggregate principal amount of 2014 Notes were validly tendered in the exchange offer. These amounts represent approximately 99.31% of the outstanding 2010 Notes and 100% of the outstanding 2014 Notes. Paramount issued US$213,593,000 aggregate principal amount of 8½% Senior Notes due 2013 today and paid an aggregate of approximately US$36,161,201 in cash, plus accrued and unpaid interest, to tendering holders of 2010 Notes and 2014 Notes as consideration for the 2010 Notes and 2014 Notes.

UBS Securities LLC acted as Dealer Manager and Solicitation Agent for the exchange offer and consent solicitation. Global Bondholder Services Corporation acted as Information Agent.

Paramount’s proposed trust spinout transaction was conditional on completion of the exchange offer. The special meeting of securityholders required for approval of the spinout transaction is expected to be held in mid to late March.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.

For further information, please contact:

Paramount Resources Ltd.
C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290 3600
Fax: (403) 262-7994

Advisory Regarding Forward Looking Statements
Certain statements in this press release are “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this press release contains forward-looking statements relating to the intention of Paramount to hold, and the timing of, the special meeting of securityholders related to the proposed trust spinout. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Paramount at the time of preparation, may prove to be incorrect. Actual events may vary from those provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to general economic conditions, market conditions, the volatility of oil and gas prices, and other factors, many of which are beyond the control of Paramount. There is no representation by Paramount that actual events will be the same in whole or in part as those forecast.